Exhibit 99.1

Homeinns Hotel Group Reports First Quarter 2015 Financial Results

2,661 Hotels in Operation in 338 Cities in China

Shanghai, May 12, 2015 – Homeinns Hotel Group (NASDAQ: HMIN) (“Homeinns” or “the Company”), a leading economy hotel chain in China, today announced its unaudited financial results for the first quarter ended March 31, 2015.

First Quarter 2015 Financial and Operational Highlights

•	Total revenues were RMB 1.47 billion (US$237.2 million) for the first quarter of 2015, a decrease of 0.1% year over year, but within the recently provided guidance range.
•	Net loss attributable to ordinary shareholders was RMB 37.6 million (US$6.1 million) for the first quarter of 2015, compared with net income of RMB 74.9 million for the first quarter of 2014. Adjusted net income attributable to ordinary shareholders (non-GAAP) was RMB 2.0 million (US$0.3 million) for the first quarter of 2015, a decrease of 93.9% year over year.
•	EBITDA (non-GAAP) decreased 40.6% year over year to RMB 177.0 million (US$28.6 million) for the first quarter of 2015. Adjusted EBITDA (non-GAAP) decreased 15.1% year over year to RMB 216.5 million (US$34.9 million) for the first quarter of 2015.
•	Net operating cash inflow decreased 94.1% year over year to RMB 9.1 million (US$1.5 million) for the first quarter of 2015.
•	As of March 31, 2015, Homeinns Hotel Group operated 2,661 hotels across 338 cities in China, including a net addition of 52 hotels during the first quarter of 2015.

“We achieved revenue in line with our previously provided guidance, which reflected our expectations for a challenging start to the year in very difficult market conditions,” said Mr. David Sun, the Company’s chief executive officer. “While we continued to make meaningful progress in rolling out new business initiatives, controlling costs, and driving beneficial efficiencies in our business, the first quarter was one of the most difficult periods for our business since Homeinns was established in 2002. A deepened economic slowdown, the fact that the first quarter is normally our slowest period and the later timing of Chinese New Year versus last year together put rather significant pressure on our revenue per available room, which had a negative impact on our overall profitability for the period.”

Mr. Sun continued, “Looking ahead to the remainder of 2015, we are not seeing immediate signs of a market rebound at the moment but remain confident about the long-term prospects of the overall travel and lodging market in China. While the macroeconomic environment can be cyclical, and is out of our control as well as beyond what we can accurately predict at present, we continue to focus on what we can do and have done well consistently, namely refining product offerings, improving customer service, and delivering operating and cost efficiencies, all to ensure we remain as competitive and resilient as possible in the current market. On top of this, we will further develop our mid-scale hotels and continue to drive various new initiatives that are focused on meeting the evolving needs of our customers. We believe that all of this will leave us well positioned to capture opportunities when China’s economy improves and deliver long-term value for our shareholders.”

Hotel Development

	Hotels in Operations and Pipeline						Openings	Closures
	Group	Homeinn	Motel	Fairyland	Yitel	Homeinn Plus*	1Q15	1Q15
Total Number of Hotels	2,661	2,179	400	34	48		70	18
Leased-and-Operated	912	703	164	25	20		4	6
Franchised-and-Managed	1,749	1,476	236	9	28		66	12
Contracted or under Construction	209	142	36	2	17	12
Leased-and-Operated	28	6	6	1	9	6
Franchised-and-Managed	181	136	30	1	8	6
Under Due Diligence	172	150	19	0	3	0

* “Homeinn Plus” is a mid-scale brand newly launched in April 2015.

Operating Metrics

	Total Hotels			Hotels Opened for at least 18 Months
	1Q2015	4Q2014	1Q2014	1Q2015	1Q2014
Occupancy Rate	79.3%	79.6%	81.3%	80.8%	83.5%
Average Daily rate (ADR, RMB)	151	163	156	151	156
Revenue per Available Room (RevPAR, RMB)	120	130	127	122	130

For the first quarter of 2015, occupancy rate decreased by 2.0 percentage points while ADR decreased by 3.2%, resulting in a year-over-year decrease of 5.5% in RevPAR. The decrease in RevPAR was mainly due to continued difficult market conditions in the first quarter of 2015. Sequentially, RevPAR decreased by 7.7%, mainly due to the fact that the first quarter is normally the slowest period in a year for the Company and the overall hotel industry.

As of March 31, 2015, a total of 1,991 hotels were in operation for at least 18 months. These hotels’ occupancy rate declined year over year from 83.5% to 80.8%, and ADR decreased year over year from RMB 156 to RMB 151, resulting in a decrease in RevPAR by 6.2% from RMB 130 to RMB 122 during the first quarter of 2015.

Homeinns Hotel Group had a total of 28.1 million unique non-corporate members under its frequent guests program as of March 31, 2015.

Key Financial Results for First Quarter 2015

Revenues
(RMB/USD in Millions)	First Quarter 2015		First Quarter 2014
	RMB	USD	RMB	V%
Leased-and-Operated Hotels	1,244.7	200.8	1,279.2	-2.7%
Franchised-and-Managed Hotels	225.7	36.4	193.3	16.8%
Total Revenues	1,470.5	237.2	1,472.5	-0.1%
Less: Business Taxes	-88.4	-14.3	-94.3	-6.3%
Net Revenues	1,382.1	223.0	1,378.2	0.3%

Note: “V%” represents year-over-year percentage change in amounts

Revenues from leased-and-operated hotels decreased 2.7% year over year to RMB 1.24 billion (US$200.8 million) for the first quarter of 2015. The year-over-year decrease in revenues from leased-and-operated hotels was mainly due to a decrease in RevPAR.

Revenues from franchised-and-managed hotels increased 16.8% year over year to RMB 225.7 million (US$36.4 million) for the first quarter of 2015. The year-over-year increase in revenues from franchised-and-managed hotels was mainly driven by an increase in the number of hotels and hotel rooms in operation, partially offset by a decrease in RevPAR.

Total Operating Costs and Expenses / Income from Operations
(RMB/USD in Millions)	First Quarter 2015
					Adjusted
	GAAP Results				Non-GAAP Results*
	RMB	USD	Vpts		RMB	USD	Vpts
Leased-and-Operated Hotel Costs	1,264.2	203.9	3.7	pts	1,261.0	203.4	3.7	pts

Personnel Costs of Franchised-and-Managed Hotels	44.0	7.1	0.4	pts	40.2	6.5	0.4	pts
Sales and Marketing Expenses	22.3	3.6	-0.2	pts	22.0	3.6	-0.2	pts
General and Administrative Expenses	73.9	11.9	0.2	pts	55.4	8.9	0.2	pts

Total Operating Costs and Expenses	1,404.3	226.5	4.1	pts	1,378.6	222.4	4.2	pts

Loss/Income from Operations	-10.7	-1.7	n/a		15.1	2.4	-3.7	pts

*Adjusted Non-GAAP results exclude share-based compensation expenses and integration costs.

Note: “Vpts” represents year-over-year change in percentage points of total revenues

Total operating costs and expenses were RMB 1.40 billion (US$226.5 million) for the first quarter of 2015, representing 95.5% of total revenues for the quarter. Total operating costs and expenses excluding any share-based compensation expenses and integration costs (non-GAAP) for the first quarter of 2015 were 93.7% of total revenues, compared to 89.6% in the same period a year ago.

•	Total leased-and-operated hotel costs were RMB 1.26 billion (US$203.9 million) for the first quarter of 2015, representing 101.6% of the leased-and-operated hotel revenues for the quarter, compared to 94.7% in the same period a year ago. Total leased-and-operated hotel costs excluding any share-based compensation expenses and integration costs (non-GAAP) were 101.3% of the leased-and-operated hotel revenues in the first quarter of 2015, compared to 94.4% in the same period a year ago.

Pre-opening cost was RMB 20.9 million (US$3.4 million) for the first quarter of 2015, compared to RMB 5.9 million in the first quarter of 2014.

The year-over-year increase in total leased-and-operated hotel costs as a percentage of leased-and-operated hotel revenues for the first quarter of 2015 was mainly due to the decreased RevPAR resulting in a lower revenue base per hotel while a significant portion of the hotel cost was fixed, as well as to the higher pre-opening cost in the first quarter of 2015.

•	Personnel costs of franchised-and-managed hotels were RMB 44.0 million (US$7.1 million) for the first quarter of 2015, representing 19.5% of the franchised-and-managed hotel revenues for the first quarter of 2015, compared to 19.9% in the same period a year ago. Franchised-and-managed hotels personnel costs excluding share-based compensation expenses (non-GAAP) were 17.8% of franchised-and-managed hotel revenues in the first quarter of 2015, compared to 18.0% in the same period of 2014. The year-over-year decrease in personnel costs of franchised-and-managed hotels as a percentage of franchised-and-managed hotel revenues for the first quarter of 2015 was mainly due to lower performance-related bonuses in the quarter.

•	Sales and marketing expenses were RMB 22.3 million (US$3.6 million) for the first quarter of 2015, representing 1.5% of total revenues for the quarter, compared to 1.7% in the same period a year ago. Sales and marketing expenses excluding share-based compensation expenses (non-GAAP) were 1.5% of total revenues for the first quarter of 2015, compared to 1.7% in the same period of 2014. The year-over-year decrease in sales and marketing expenses as a percentage of total revenues for the first quarter of 2015 was mainly due to the timing of certain marketing activities.

•	General and administrative expenses were RMB 73.9 million (US$11.9 million) for the first quarter of 2015, representing 5.0% of total revenues, compared to 4.8% in the same period a year ago. General and administrative expenses excluding share-based compensation expenses and integration costs (non-GAAP) were 3.8% of total revenues for the first quarter of 2015, compared to 3.5% in the same period of 2014. The year-over-year increase in general and administrative expenses as a percentage of total revenues for the first quarter of 2015 was mainly due to higher investment in IT resources.

Loss from Operations was RMB 10.7 million (US$1.7 million) for the first quarter of 2015, compared to income from operations of RMB 42.4 million in the same period a year ago. Income from operations excluding share-based compensation expenses and integration costs (non-GAAP) for the first quarter of 2015 was RMB 15.1 million (US$2.4 million), or 1.0% of total revenues, compared to RMB 70.0 million, or 4.8% of total revenues, in the same period of 2014. The year-over-year decrease in income from operations margin rate for the quarter was mainly due to lower revenue base per hotel and higher pre-opening cost, partially offset by the increased mix of higher-margin revenue contribution from franchised-and-managed operations.

EBITDA (non-GAAP)
(RMB/USD in Millions)	First Quarter 2015				First Quarter 2014
	RMB	USD	%Rev	V%	RMB	USD	%Rev
EBITDA (Non-GAAP)	177.0	28.6	12.0%	-40.6%	297.9	48.1	20.2%
Net Foreign Exchange Loss	4.1	0.7	0.3%		15.2	2.4	1.0%
Share-Based Compensation Expenses	24.3	3.9	1.7%		25.5	4.1	1.7%
Integration Cost	1.5	0.2	0.1%		2.1	0.3	0.1%
Loss on buy-back of convertible notes	0.1	0.0	0.0%		-	-	-
Loss / (Gain) on Fair Value Change in Convertible Notes	9.6	1.5	0.7%		-85.5	-13.8	-5.8%
Adjusted EBITDA (Non-GAAP)	216.5	34.9	14.7%	-15.1%	255.2	41.2	17.3%

Note: “%Rev” represents amount as a percentage of total revenues

“V%” represents year-over-year percentage change in amounts

Net Income Attributable to Ordinary Shareholders
(RMB/USD in Millions)	First Quarter 2015				First Quarter 2014
	RMB	USD	%Rev	V%	RMB	USD	%Rev
Net Loss / Income (GAAP)	-37.6	-6.1	-2.6%	-	74.9	12.1	5.1%
Net Foreign Exchange Loss	4.1	0.7	0.3%		15.2	2.4	1.0%
Share-Based Compensation Expenses	24.3	3.9	1.7%		25.5	4.1	1.7%
Integration Cost	1.5	0.2	0.1%		2.1	0.3	0.1%
Loss on buy-back of convertible notes	0.1	0.0	0.0%		-	-	-
Loss / (Gain) on Fair Value Change in Convertible Notes	9.6	1.5	0.7%		-85.5	-13.8	-5.8%
Adjusted Net Income (Non-GAAP)	2.0	0.3	0.1%	-93.9%	32.1	5.2	2.2%

Note:	“%Rev” represents amount as a percentage of total revenues

“V%” represents year-over-year percentage change in amounts

Adjusted Net Income Attributable to Ordinary Shareholders (Non–GAAP) decreased year over year by 93.9% to RMB 2.0 million (US$0.3 million) for the first quarter of 2015, representing 0.1% of total revenues, compared to 2.2% in the same period a year ago. The year-over-year decrease in adjusted net margin rate (non-GAAP)1 was mainly due to a decrease in adjusted income from operations margin rate (non-GAAP)2, partially offset by higher interest income and lower interest expense.

Basic and Diluted Earnings Per Share / Earnings Per ADS

	First Quarter 2015
	Ordinary Share		ADS Share
	RMB	USD	RMB	USD
Basic	-0.39	-0.06	-0.78	-0.13
Diluted	-0.39	-0.06	-0.78	-0.13
Adjusted Basic (Non-GAAP)	0.02	0.00	0.04	0.01
Adjusted Diluted (Non-GAAP)	0.02	0.00	0.04	0.01

Cash Flow

Net operating cash inflow for the first quarter of 2015 was RMB 9.1 million (US$1.5 million), compared to RMB 154.9 million in the same period of 2014. Capitalized expenditures for the first quarter of 2015 were RMB 120.9 million (US$19.5 million), while related cash paid for capital expenditures during the quarter was RMB 213.8 million (US$34.5 million).

Balance Sheet

As of March 31, 2015, Homeinns Hotel Group had cash and cash equivalents of RMB 747.5 million (US$120.6 million). The outstanding balance of convertible notes due December 2015 (measured at fair value) was RMB 1.03 billion (US$166.5 million).

1 “Adjusted net margin rate (non-GAAP)” is defined as adjusted net income (non-GAAP) as a percentage of total revenues.

2 “Adjusted income from operations margin rate (non-GAAP)” is defined as income from operations excluding share-based compensation expenses and integration costs (non-GAAP) as a percentage of total revenues.

Outlook for Second Quarter 2015

Homeinns Hotel Group expects total revenues for the Company in the second quarter of 2015 to be in the range of RMB 1,670 million to RMB 1,700 million.

This forecast reflects the Company’s current and preliminary views and is subject to change.

This announcement contains translations of certain RMB amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.1990 to US$1.00, the noon buying rate for March 31, 2015 set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call Information

Management will hold an earnings conference call at 9 PM U.S. Eastern Time on Tuesday, May 12, 2015 (9 AM Beijing/Hong Kong Time on Wednesday, May 13, 2015).

Dial-in details for the earnings conference call are as follows:

U.S.:	1855 298 3404 or +1 631 5142 526
China mainland:	4001 200 539
Hong Kong:	800 905 927 or +852 5808 3202
U.K.:	0800 015 9725 or +44 (0) 20 3078 7622
Australia:	1800 801 825 or +61 2 8524 5042
Taiwan:	0080 161 5189 or +886 2 7708 3282
International:	+852 5808 3202

Passcode for all regions: Homeinns

A replay of the conference call may be accessed by phone at the following numbers until the end of May 19, 2015 U.S. Eastern Time.

U.S.:	1866 846 0868
China mainland:	4001 842 240
Hong Kong:	800 966 697
U.K.:	0800 169 7301
Australia:	+61 2 9641 7900
International:	1800 008 585

Replay Passcode: 9818857

Live and archived webcasts of this conference call will be available at http://english.homeinns.com.

About Homeinns Hotel Group

Homeinns Hotel Group is a leading economy hotel chain in China based on number of hotels and hotel rooms as well as geographic coverage of the hotel chain. Since the Company commenced operations in 2002, it has built Homeinn as one of the best-known economy hotel brands in China. In October of 2011, the Company acquired Motel 168, another well-known hotel chain in China, as its second economy hotel brand. Homeinns Hotel Group aims to offer a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Homeinns Hotel Group’s ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Select Market under the symbol “HMIN.” For more information about Homeinns Hotel Group, please visit http://english.homeinns.com.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brands; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by us to be accurate, nor does it purport to be complete. We undertake no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Non-GAAP Financial Measures

To supplement Homeinns Hotel Group’s unaudited consolidated financial results presented in accordance with U.S. GAAP, Homeinns Hotel Group uses the following non-GAAP measures:

(a)	total operating costs and expenses excluding share-based compensation expenses and acquisition and integration costs
(b)	total leased-and-operated hotel costs excluding share-based compensation expenses and integration costs
(c)	personnel costs of franchised-and-managed hotels excluding share-based compensation expenses
(d)	sales and marketing expenses excluding share-based compensation expenses
(e)	general and administrative expenses excluding share-based compensation expenses and acquisition and integration costs
(f)	income from operations excluding share-based compensation expenses and acquisition and integration costs
(g)	adjusted net income attributable to shareholders excluding any share-based compensation expenses, foreign exchange gain or loss, acquisition and integration cost, upfront fee amortization of term loan, gain or loss from fair value change of convertible notes and interest swap derivatives and other non-operating expenses
(h)	adjusted basic and diluted earnings per ADS and per share excluding foreign exchange gain or loss, share-based compensation expenses, gain on buy-back of convertible bonds, issuance costs for convertible notes, gain or loss from fair value change of convertible notes, acquisition and integration cost, non-operating expenses and upfront fee amortization of term loan, and
(i)	adjusted EBITDA excluding foreign exchange gain or loss, share-based compensation expenses, gain on buy-back of convertible bonds, issuance costs for convertible notes, gain or loss from fair value change of convertible notes, acquisition and integration costs, non-operating expenses and upfront fee amortization of term loan

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Homeinns Hotel Group believes that, used in conjunction with GAAP financial measures, these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance, and both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. Management believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization, is a useful financial metric to assess Homeinns Hotel Group’s operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, management believes that EBITDA is widely used by other companies in the lodging industry and may be used as an analysis tool by both management and investors to measure and compare Homeinns Hotel Group’s operational and financial performance with industry peers.

One of the limitations of using non-GAAP income from operations, EBITDA, adjusted EBITDA and non-GAAP net income attributable to shareholders is that they do not include all items that impact Homeinns Hotel Group’s net income (loss) for the period. These non-GAAP measures exclude share-based compensation expenses, foreign exchange gain or loss and gain or loss from fair value change of convertible notes, which have been and will continue to be a significant recurring expense in Homeinns Hotel Group’s business. In addition, Homeinns Hotel Group’s EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as Homeinns Hotel Group does. Management compensates for this and other limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. Homeinns Hotel Group computes the non-GAAP financial measures using the same consistent method from quarter to quarter. Reconciliations of GAAP and non-GAAP results are included at the end of this press release. The non-GAAP adjustment items do not include the tax impact.

The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that Homeinns Hotel Group’s future results will be unaffected by other charges and gains Homeinns Hotel Group considers to be outside the ordinary course of its business.

For investor and media inquiries, please contact:

Ethan Ruan

Homeinns Hotel Group

Tel: +86-21-3337-3333*3872

Email: zjruan@homeinns.com

Cara O’Brien

FTI Consulting

Tel: +852-3768-4537

Email: cara.obrien@fticonsulting.com

Homeinns Hotel Group
Unaudited Condensed Consolidated Balance Sheet

	December 31, 2014	March 31, 2015
	RMB '000	RMB '000	US$ '000

ASSETS
Current assets:
Cash and cash equivalents	949,690	747,479	120,581
Restricted cash	12,726	12,488	2,015
Accounts receivable, net	95,501	122,822	19,813
Receivables from related parties	3,476	4,946	798
Consumables	44,446	33,405	5,389
Prepayments and other current assets	171,703	155,825	25,137
Deferred tax assets	129,685	131,784	21,259

Total current assets	1,407,227	1,208,749	194,992

Investment	11,709	13,109	2,115
Property and equipment, net	4,000,041	3,903,069	629,629
Goodwill	2,323,241	2,323,241	374,777
Intangible assets, net	1,126,636	1,114,493	179,786
Other assets	90,995	101,990	16,453
Non-current deferred tax assets	434,847	468,932	75,646

Total assets	9,394,696	9,133,583	1,473,398

LIABILITIES
Current liabilities:
Accounts payable	86,949	57,918	9,343
Payables to related parties	4,166	4,733	764
Financial liability, current portion[2]	1,029,577	1,032,393	166,542
Salaries and welfare payable	228,127	113,751	18,350
Income tax payable	117,830	82,489	13,307
Other taxes payable	34,074	46,000	7,421
Deferred revenues	225,417	229,125	36,962
Other unpaid and accruals	255,460	267,560	43,162
Other payables	742,853	640,184	103,273
Deferred tax liability	60,764	60,764	9,802

Total current liabilities	2,785,217	2,534,917	408,926

Deferred rental	705,284	716,194	115,534
Deferred revenues	51,289	50,046	8,073
Deposits due to franchisees	144,892	147,572	23,806
Other long term payables	13,018	13,244	2,136
Unfavorable lease liabilities	331,282	322,197	51,976
Deferred tax liabilities	292,575	293,934	47,416

Total liabilities	4,323,557	4,078,104	657,867

Commitments and contingencies

Shareholders’ equity
Ordinary shares (US$0.005 par value; 200,000,000 shares authorized, 95,703,960 and 96,052,580 shares issued and outstanding as of December 31, 2014 and March 31 2015, respectively)	3,698	3,710	598

Additional paid-in capital	3,191,076	3,214,521	518,555
Statutory reserves	256,013	256,013	41,299

Retained earnings	1,604,246	1,566,675	252,730

Less: Treasury stock (0 and 31,694 shares as of December 31, 2014 and March 31 2015, respectively)	-	(2,320)	(374)

Total Home Inns shareholders' equity	5,055,033	5,038,599	812,808

Noncontrolling interests	16,106	16,880	2,723

Total shareholders’ equity	5,071,139	5,055,479	815,531

Total liabilities and shareholders’ equity	9,394,696	9,133,583	1,473,398

Note 1: The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on rate of US$1.00=RMB6.1990 on March 31, 2015, representing the certificated exchange rate published by the Federal Reserve Board.

Note 2：Financial liabilities represent convertible notes  measured at fair value.

Homeinns Hotel Group
Unaudited Condensed Consolidated Statement of Operations

	Quarter Ended
	March 31, 2014	December 31, 2014	March 31, 2015
	RMB '000	RMB '000	RMB '000	US$ '000

Revenues:
Leased-and-operated hotels	1,279,204	1,391,084	1,244,734	200,796
Franchised-and-managed hotels	193,254	244,219	225,733	36,414

Total revenues	1,472,458	1,635,303	1,470,467	237,210
Less: Business tax and related surcharges	(94,264)	(100,323)	(88,351)	(14,252)

Net revenues	1,378,194	1,534,980	1,382,116	222,958

Operating costs and expenses:
Leased-and-operated hotel costs –
Rents and utilities	(559,579)	(564,347)	(583,473)	(94,124)
Personnel costs	(270,666)	(256,033)	(276,076)	(44,536)
Depreciation and amortization	(180,145)	(187,816)	(195,595)	(31,553)
Consumables, food and beverage	(70,338)	(97,864)	(78,239)	(12,621)
Others	(130,978)	(192,474)	(130,786)	(21,098)

Total leased-and-operated hotel costs	(1,211,706)	(1,298,534)	(1,264,169)	(203,932)

Personnel costs of Franchised-and-managed hotels	(38,549)	(34,280)	(44,013)	(7,100)
Sales and marketing expenses	(25,035)	(22,700)	(22,250)	(3,589)
General and administrative expenses	(71,157)	(77,426)	(73,916)	(11,924)

Total operating costs and expenses	(1,346,447)	(1,432,940)	(1,404,348)	(226,545)

Other income	10,639	448	11,525	1,859

Income/(loss) from operations	42,386	102,488	(10,707)	(1,728)

Interest income	977	3,777	4,339	700
Interest expenses	(11,981)	(5,674)	(5,667)	(914)
Loss from equity investment	(310)	(193)	(98)	(16)
Gain/(loss) on change in fair value of convertible notes	85,508	(7,851)	(9,583)	(1,546)
Loss on buy-back of convertible notes	-	-	(91)	(15)
Non-operating income	-	41,400	17	3
Foreign exchange (loss)/gain, net	(15,156)	4,606	(4,061)	(655)

Income/(loss) before income tax expenses and noncontrolling interests	101,424	138,553	(25,851)	(4,171)

Income tax expense	(25,465)	(53,064)	(10,946)	(1,766)

Net income/(loss)	75,959	85,489	(36,797)	(5,937)

Less: Net income attributable to noncontrolling interests	(1,094)	(918)	(774)	(125)

Net income/(loss) attributable to ordinary shareholders	74,865	84,571	(37,571)	(6,062)

Earnings per share
— Basic	0.79	0.88	(0.39)	(0.06)

— Diluted	0.05	0.88	(0.39)	(0.06)

Weighted average ordinary shares outstanding
— Basic	94,873	95,655	95,776	95,776

— Diluted	102,647	95,655	95,776	95,776

Share-based compensation expense was included in the statement of operations as follows:
Leased-and-operated hotel costs – Personnel costs	2,432	1,856	2,016	325
Personnel costs of Franchised-and-managed hotels	3,838	3,479	3,817	616
Sales and marketing expenses	253	179	241	39
General and administrative expenses	18,964	15,810	18,227	2,940

Note 1: The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on rate of US$1.00=RMB6.1990 on March 31, 2015, representing the certificated exchange rate published by the Federal Reserve Board.

Homeinns Hotel Group
Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended March 31, 2015
	GAAP Result	% of Total Revenue	Share-based Compensation	Integration cost	% of Total Revenue	Non-GAAP Result	% of Total Revenue
	RMB '000		RMB '000	RMB '000		RMB '000
	(unaudited)		(unaudited)	(unaudited)		(unaudited)

Leased-and-operated hotel costs	(1,264,169)	86.0%	2,016	1,179	0.2%	(1,260,974)	85.8%
Personnel costs of Franchised-and-managed hotels	(44,013)	3.0%	3,817	-	0.3%	(40,196)	2.7%
Sales and marketing expenses	(22,250)	1.5%	241	-	0.0%	(22,009)	1.5%
General and administrative expenses	(73,916)	5.0%	18,227	317	1.3%	(55,372)	3.8%

Total operating costs and expenses	(1,404,348)	95.5%	24,301	1,496	1.8%	(1,378,551)	93.7%

(Loss)/income from operations	(10,707)	0.7%	24,301	1,496	1.8%	15,090	1.0%

	Quarter Ended March 31, 2015
	GAAP Result	% of Total Revenue	Share-based Compensation	Integration cost	% of Total Revenue	Non-GAAP Result	% of Total Revenue
	US$ '000		US$ '000	US$ '000		US$ '000
	(unaudited)		(unaudited)	(unaudited)		(unaudited)

Leased-and-operated hotel costs	(203,932)	86.0%	325	190	0.2%	(203,417)	85.8%
Personnel costs of Franchised-and-managed hotels	(7,100)	3.0%	616	-	0.3%	(6,484)	2.7%
Sales and marketing expenses	(3,589)	1.5%	39	-	0.0%	(3,550)	1.5%
General and administrative expenses	(11,924)	5.0%	2,940	51	1.3%	(8,933)	3.8%

Total operating costs and expenses	(226,545)	95.5%	3,920	241	1.8%	(222,384)	93.7%

(Loss)/income from operations	(1,728)	0.7%	3,920	241	1.8%	2,433	1.0%

	Quarter Ended December 31, 2014
	GAAP Result	% of Total Revenue	Share-based Compensation	Integration cost	% of Total Revenue	Non-GAAP Result	% of Total Revenue
	RMB '000		RMB '000	RMB '000		RMB '000
	(unaudited)		(unaudited)	(unaudited)		(unaudited)

Leased-and-operated hotel costs	(1,298,534)	79.4%	1,856	1,478	0.2%	(1,295,200)	79.2%
Personnel costs of Franchised-and-managed hotels	(34,280)	2.1%	3,479	-	0.2%	(30,801)	1.9%
Sales and marketing expenses	(22,700)	1.4%	179	-	0.0%	(22,521)	1.4%
General and administrative expenses	(77,426)	4.7%	15,810	317	1.0%	(61,299)	3.7%

Total operating costs and expenses	(1,432,940)	87.6%	21,324	1,795	1.4%	(1,409,821)	86.2%

Income from operations	102,488	6.3%	21,324	1,795	1.4%	125,607	7.7%

	Quarter Ended March 31, 2014
	GAAP Result	% of Total Revenue	Share-based Compensation	Integration cost	% of Total Revenue	Non-GAAP Result	% of Total Revenue
	RMB '000		RMB '000	RMB '000		RMB '000
	(unaudited)		(unaudited)	(unaudited)		(unaudited)

Leased-and-operated hotel costs	(1,211,706)	82.3%	2,432	1,784	0.3%	(1,207,490)	82.0%
Personnel costs of Franchised-and-managed hotels	(38,549)	2.6%	3,838	-	0.3%	(34,711)	2.4%
Sales and marketing expenses	(25,035)	1.7%	253	-	0.0%	(24,782)	1.7%
General and administrative expenses	(71,157)	4.8%	18,964	317	1.3%	(51,876)	3.5%

Total operating costs and expenses	(1,346,447)	91.4%	25,487	2,101	1.9%	(1,318,859)	89.6%

Income from operations	42,386	2.9%	25,487	2,101	1.9%	69,974	4.8%

Note 1: The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on rate of US$1.00=RMB6.1990 on March 31, 2015, representing the certificated exchange rate published by the Federal Reserve Board.

Homeinns Hotel Group
Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended
	March 31, 2014	December 31, 2014	March 31, 2015
	RMB '000	RMB '000	RMB '000	US$ '000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income/(loss) attributable to ordinary shareholders (GAAP)	74,865	84,571	(37,571)	(6,062)
Foreign exchange loss/(gain), net	15,156	(4,606)	4,061	655
Share-based compensation	25,487	21,324	24,301	3,920
Integration cost	2,101	1,795	1,496	241
Loss on buy-back of convertible notes	-	-	91	15
(Gain)/loss on change in fair value of convertible notes	(85,508)	7,851	9,583	1,546

Adjusted net income attributable to ordinary shareholders (Non-GAAP)	32,101	110,935	1,961	315

	Quarter Ended
	March 31, 2014	December 31, 2014	March 31, 2015
	RMB '000	RMB '000	RMB '000	US$ '000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Earnings per share (GAAP)
— Basic	0.79	0.88	(0.39)	(0.06)

— Diluted	0.05	0.88	(0.39)	(0.06)

Weighted average ordinary shares outstanding
— Basic	94,873	95,655	95,776	95,776

— Diluted	102,647	95,655	95,776	95,776
Adjusted earnings per share (Non-GAAP)
— Basic	0.34	1.16	0.02	0.00

— Diluted	0.34	1.13	0.02	0.00

Weighted average ordinary shares outstanding
— Basic	94,873	95,655	95,776	95,776

— Diluted	95,193	102,704	95,776	95,776

Note 1: The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on rate of US$1.00=RMB6.1990 on March 31, 2015, representing the certificated exchange rate published by the Federal Reserve Board.

Note 2: The non-GAAP adjustment items do not include the tax impact.

Homeinns Hotel Group
Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended
	March 31, 2014	December 31, 2014	March 31, 2015
	RMB '000	RMB '000	RMB '000	US$ '000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income/(loss)	75,959	85,489	(36,797)	(5,937)
Interest income	(977)	(3,777)	(4,339)	(700)
Interest expenses	11,981	5,674	5,667	914
Income tax expense	25,465	53,064	10,946	1,766
Depreciation and amortization	185,507	193,863	201,508	32,507

EBITDA (Non-GAAP)	297,935	334,313	176,985	28,550

Foreign exchange loss/(gain), net	15,156	(4,606)	4,061	655
Share-based compensation	25,487	21,324	24,301	3,920
Integration cost	2,101	1,795	1,496	241
Loss on buy-back of convertible notes	-	-	91	15
(Gain)/loss on change in fair value of convertible notes	(85,508)	7,851	9,583	1,546

Adjusted EBITDA (Non-GAAP)	255,171	360,677	216,517	34,927

% of total revenue	17.3%	22.1%	14.7%	14.7%

Note 1: The "Depreciation and amortization expense" includes the depreciation and amortization expenses of the Group.

The depreciation and amortization expenses of all leased-and-operated hotels are included in "Operating costs and expenses".

The depreciation and amortization expenses of administrative long-term assets are included in "General and administrative expenses".

Home Inns & Hotels Management Inc.
Operating Data

	As of and for the quarter ended
	March 31, 2014	December 31, 2014	March 31, 2015
	Group	Group	Group
Total Hotels in operation:	2,241	2,609	2,661
Leased-and-operated hotels	876	914	912
Franchised-and-managed hotels	1,365	1,695	1,749

Total rooms	262,321	296,075	300,866

Occupancy rate (as a percentage)	81.3%	79.6%	79.3%

Average daily rate (in RMB)	156	163	151

RevPAR (in RMB)	127	130	120

Like-for-like performance for hotels opened for at least 18 months at the end of the period

	As of and for the quarter ended
	March 31, 2014	March 31, 2015
	Group	Group
Total Hotels in operation:	1,991	1,991
Leased-and-operated hotels	859	859
Franchised-and-managed hotels	1,132	1,132

Total rooms	231,791	231,041

Occupancy rate (as a percentage)	83.5%	80.8%

Average daily rate (in RMB)	156	151

RevPAR (in RMB)	130	122

“Occupancy rate” refers to the total number of occupied rooms divided by the total number of available rooms in a given period.

“Average daily rate” refers to total hotel room revenues divided by the total number of occupied rooms in a given period.

“RevPAR” represents revenue per available room, which is calculated by dividing total hotel room revenues by the total number of available rooms in a given period, or by multiplying average daily rates and occupancy rates in a given period.